

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 26, 2016

<u>Via E-mail</u>
Mr. Charles M. Stoehr
Senior Vice President and Chief Financial Officer
VOXX International Corp
180 Marcus Blvd.
Hauppauge, New York 11788

> **Re:**   **VOXX International Corp**
> **Form 10-K for the Fiscal Year Ended February 28, 2015**
> **Filed May 14, 2015**
> **Amendment No.1 to Form 10-K for the Fiscal Year Ended February 28, 2015**
> **Filed July 9, 2015**
> **Form 10-Q for the Quarterly Period Ended November 30, 2015**
> **Filed January 11, 2016**
> **File No. 001-09532**

Dear Mr. Stoehr:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Venezuela Investment Property, page 25

1.   We note your disclosures on page 63 that you have certain operations in Venezuela. Please address the following:

- Clarify for us the nature of your operations in Venezuela and the nature of any activities conducted between those operations and your non-Venezuelan operations.
- Explain to us why your long-lived assets in Venezuela, which you indicate are held for investment purposes, are reported as property, plant and equipment on the balance sheet.
- Describe to us the methods and key assumptions you used to determine the fair value of your Venezuelan assets.
- Tell us your consideration of ASC 360-10-45-4 and clarify why impairment losses relating to these assets have been classified as non-operating.

Note 1) Description of Business and Summary of Significant Accounting Polices, page 49

v) Accumulated Other Comprehensive Loss, page 69

2.   We note that you recorded $33.2 million in foreign currency translation losses which significantly impacted your other comprehensive income (loss) for the year ended February 28, 2015. Please expand your disclosure in future filings to discuss the nature and timing of the circumstances that led to the significant translation loss. Please also discuss the changes in foreign currency rates and the related foreign operations which related to the translation loss. Refer to ASC 830-20-50-3.

Note 13) Financial and Product Information About Foreign and Domestic Operations, page 83

3.   We note your disclosure of revenues and long-lived assets by geographic area. ASC 280-10-50-41 requires disclosure of revenues and long-lived assets attributed to your country of domicile. Please revise future filings to separately report the portion of the "North America" amounts that are attributable to the United States.

Amendment No.1 to Form 10-K for the Fiscal Year Ended February 28, 2015

Exhibit 99.1

4.   We note that the report of Grant Thornton LLP refers to its report on the financial statements of ASA Electronics as of and for the year ended November 30, 2013. Please amend the filing to include that report as an exhibit to this Form 10-K. Refer to Rules 3-09 (a) and (b) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended November 30, 2015

Note 2 – Acquisitions, page 8

5.   We note that effective September 1, 2015, you acquired a majority voting interest in substantially all of the assets and certain specified liabilities of Eyelock, Inc. and Eyelock Corporation. Please tell us and revise future filings to disclose the percentage of voting

equity interests acquired and explain how you determined the fair value of the noncontrolling interest. Refer to ASC paragraphs 805-10-50-2(c) and 805-20-50-1(e)(2).

6.   As a related matter, we note from your disclosure that you will provide audited and unaudited financial statements and the related pro forma financial information for the acquisition of Eyelock in a future Form 8-K amendment. Please tell us when you intend to file this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin Kuhar

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery